Exhibit 99.1

GoldMining Announces 2026 Annual Meeting Voting Results

Vancouver, British Columbia – May 14, 2026 – GoldMining Inc. (TSX: GOLD; NYSE: GLDG) (the "Company" or "GoldMining") is pleased to announce that shareholder voting at the Company’s annual meeting of shareholders (the "Meeting") held on May 14, 2026, has resulted in the election of all of the directors listed as nominees in management’s information circular dated March 23, 2026.

A quorum of 27.04% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following six nominees proposed by management was elected as a director. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For
Amir Adnani	25,742,480	28,029,762	91.84%
David Garofalo	25,778,535	28,029,762	91.97%
David Kong	27,691,503	28,029,762	98.79%
Gloria Ballesta	27,505,798	28,029,761	98.13%
Mario Bernardo Garnero	27,757,943	28,029,762	99.03%
Anna Tudela	27,624,636	28,029,762	98.55%

In addition, at the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year.

Detailed voting results for the Meeting are available on SEDAR+ at www.sedarplus.ca.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com